QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements Nos. 333-163289 and 333-171568 on Form S-8; and Registration Statement No. 333-171866 on Form F-3 of Baytex Energy Corp. and its subsidiaries ("Baytex"); and Registration Statements Nos. 333-191762 and 333-191764 on Form F-10 and F-3 of Baytex and Baytex Energy USA Ltd. of our reports dated March 4, 2015 relating to the consolidated financial statements of Baytex the effectiveness of Baytex's internal control over financial reporting for the year ended December 31, 2014, appearing in this Current Report on Form 6-K dated March 5, 2015.

/s/ Deloitte LLP

Chartered Accountants
March 5, 2015
Calgary, Canada

QuickLinks

  Exhibit 99.3
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM